Mary Andrade · 3rd
Start up Expert Industry Agnostic
United States · Contact info
500+ connections

First Person Solutions
Tufts University

Experience

Chief Financial Officer
First Person Solutions · Full-time
May 2021 – Present · 9 mos
Media, PA
First Person Solutions has a homeopathic oral spray (micro-doses of zinc) to treat symptoms of colds, flu, and other viral infections.

Start up Expert, Industry Agnostic
Self-employed
Feb 2018 – May 2021 · 3 yrs 4 mos

Chief Financial Officer - Managing Director
Cube Hydro Partners · Full-time
2015 – 2017 · 2 yrs
Chevy Chase
Cube Hydro is a joint venture with the New York City-based private equity firm that owns and operates 19 hydropower plants in the Eastern United States.

• Managing Director/Chief Financial Officer for a start-up Hydro/Energy Company ç ...see more

Global Chief Financial Officer/Operations
Ashoka · Full-time
2013 – 2015 · 2 yrs
Washington D.C. Metro Area
As Global CFO/Operations (Leadership Group Member, LGM): assisting the organization to restructure the global financial reporting with implementation of Cloud technology. Supervise all daily global operations, reorganize all financial / operational reporting, implement lean process analysis and policy & procedures, and initiate global reporting and budget ...see more

Senior Director Portfolio & Business Management
NextEra Energy Resources · Full-time
2008 – 2012 · 4 yrs
Juno Beach, FL
Developed high performing team to consolidate and forecast entire portfolio across 27 States, Canada and Spain, by region and technology. Implemented daily, weekly, monthly and quarterly report standardization for upper management report out to COO, through real time individualized dashboard development.

Six Sigma.jpg
Transmission L Women in Power Andrade Oct...

Show 4 more experiences

Education

Tufts University
Global Masters of Arts, International Relations/International Finance
2003 – 2004

Spanish Oral examination – functionally native proficiency
Spanish Reading examination – advanced professional proficiency
http://www.alumniconnections.com/olc/pub/TUFL/cpages/about.jsp?chapter=109

Harvard University Kennedy School of Government
Certificate, Special Studies & Certificates (Courses, Seminars, etc.)
2002 – 2002

2014 George Washington U., Guest Speaker Social Impact Investment in Tourism;
2012 Six Sigma; Greenbelt (Certificate), (Six Sigma Black Belt trained and tested)
2011 Harvard "Leadership in the 21st Century:
2010 MIT -"Transforming Your Leadership Strategy"
2009 Women in Power – Guest Speaker, Presentation: Transmission & Renewables
2002 Harvard Program for Senior Executives in National & International Security
2001 Oil & Power Symposium 2001, Guest Speaker; Concurrent Auditing on Oil Pipelines
1999 Diagnostic Analysis, BID No. 1029/SF-HO, KPMG Honduras
1999 UNDP/UNFPA Internal Audit, Team Leader Training, KPMG Panama

1999 Corporate Finance, Richard Aguiler, KPMG Inter. Corp. Fin. Chairman
1998 Thunderbird University Inter. Finance & Commerce
1998 International Seminar on the Foreign Corrupt Practice Act (FCPA)
1995 Harvard Strategic Planning for the XXI Century,
1995 Wharton Organizational Behavior, Michael Useem
1994 Wharton Corporate Financial Strategy

University of the Pacific
BA, Political Science/Economics
Activities and Societies: Student Body President Member: Sociedad Nacional Hispánica, Sigma Delta Pi, Capitulo; Zeta Delta

Both degrees taken in Spanish;

Volunteer experience

Advisory Board Member
ENODO Global, Inc.
Jun 2016 – Present · 5 yrs 8 mos
Social Services

ENODO Global, Inc. is a risk advisory firm that utilizes a customized operating platform to understand complex social dynamics, forecast and mitigate community-based risks, and develop engagement strategies that establish enduring stakeholder relationships with communities. The operating platform uses ENODO's social alignment framework, population-centric methodology and predictive analysis methods to mitigate community risks associated with military operations, humanitarian assistance efforts, and economic development activities. ENODO's capabilities have been proven effective in combat operations in Afghanistan and civil society movements across the globe.

Professor - Corporate Ethics
Universidad Del Pacifico: Escuela de Negocios - Ecuador
Aug 1997 – Aug 2000 · 3 yrs 1 mo
Education

From 1997 - 2000 Content: Examine the moral obligation and corporate ethics of a professional that carries out the implementation process; including themes such as: ethical representation; the conscience in the decision making; the problem of loyalty; dissension and corporate performance. The primary preoccupation is, how institutional structures allow or curtail the moral decision making process. Translated the AICPA Code of Professional Conduct and the Foreign Corrupt Practice Act and taught both to over 28 University students (in Spanish).

Member Board of Regents
Universidad Del Pacifico - Ecuador
Aug 1997 – Aug 2000 · 3 yrs 1 mo
Education

Advise on the academic content, administrative/financial structure, and development of the Universidad del Pacifico, Escuela de Negocios.

Show 3 more experiences